UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement

On March 10, 2025, Shandong Xiangfeng Heavy Industry Co., Ltd. ("Hongli WFOE”), Hongli Group Inc.’s (the “Company”) wholly-owned subsidiary entity, entered into an investment framework agreement (“Framework Agreement”) with Zhongke Hongyuan (Beijing) Holding Co. Ltd. (“Zhongke Beijing”), under which Hongli WFOE and Zhongke Beijing intend to establish a new company, Jinan Langchi Heavy Industry Co., Ltd (“Jinan Langchi”), in Jinan, Shandong Province, China, for the purpose of establishing a new factory in Xuzhou, Jiangsu Province, China.

Pursuant to the Framework Agreement, Zhongke Beijing agreed to invest RMB300 million, along with relevant patented processes and equipment and obligation to purchase land in Xuzhou for no more than RMB100,000 per mu (1 mu = approximately 0.165 acre), in exchange for a 60% equity interest in Jinan Langchi; and Hongli WFOE agreed to invest RMB240 million, along with its customer base and market resources, in exchange for a 40% equity interest in Jinan Langchi. Hongli WFOE will serve as the managing entity while Zhongke Beijing will act as the investing shareholder of Jinan Langchi. The parties further agreed that the Company’s VIE entity, Shandong Hongli Special Section Tube Co., Ltd., will not participate in Jinan Langchi’s operations or management. The respective capital contributions shall be made no later than the end of June 2025. The term of the Framework Agreement commenced on March 10, 2025 and shall expire on December 31, 2025. The English translation of the Framework Agreement is attached hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	English translation of the Framework Agreement between Shandong Xiangfeng Heavy Industry Co., Ltd. and Zhongke Hongyuan (Beijing) Holding Co. Ltd., dated March 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: March 19, 2025	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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